OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Energycite, Inc.

204 West Spear Street
#3779
Carson City, NV 89703

https://energycite.com



3333 shares of Class B Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 356,666* shares of Class B Non-Voting Common Stock ($1,069,998)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 3,333 shares of Class B Non-Voting Common Stock ($9,999)

Company	EnergyCite, Inc
Corporate Address	204 West Spear Street 3779 Carson City, Nevada 89703
Description of Business	Energycite, Inc. is a Nevada corporation engaged in the business of developing, manufacturing, and marketing a proprietary residential and small business energy management system meant to help consumers and small business reduce electricity and in the future, gas and water bills.
Type of Security Offered	Class B Non-Voting Common Stock (the "Shares" or "Securities")
Company Repurchase Right	The Company may, at any time after the closing of this Offering, and in connection with a bona fide utility industry or related corporate partner, institutional or venture financing in the minimum amount of $4,000,000, repurchase the Securities from the undersigned, by delivering the undersigned written notice of such repurchase along with payment for the Securities. The payment for the Securities shall be based on the higher of (1) the valuation of the Company in such institutional financing, and (b) 250% of the Subscriber's investment. Upon delivery of such notice and payment, the Securities shall automatically be deemed repurchased and cancelled.
Purchase Price of Security Offered	$3.00 per share
Minimum Investment Amount (per investor)	$300

Perks*

$500+ - 10% off all products on 1st order

Invest $1,000+ - 15% off all products on 1st order and free SEG-X3 Smart Energy Gateway and iOS or Android app royalty free for life

Invest $2,500+ - 25% off all products on 1st order and free PCT-501 Communicating Smart Thermostat, EG-X3 Smart Energy Gateway** and iOS or Android app royalty free for life

Invest $5,000+ - 30% off all products on 1st order and free PCT-503 Communicating Smart Thermostat, EG-X3 Smart Energy Gateway** and iOS or Android app royalty free for life

Invest $10,000+ - 30% lifetime discount for products used exclusively by investor in properties he or she owns, free PCT-503 Communicating Smart Thermostat, EG-X3 Smart Energy Gateway** and iOS or Android app royalty free for life and dinner meeting with EnergyCite team in Nevada***

*All perks occur after the offering is completed.
All purchase discounts are for personal purchases and may not be used to purchase products for resale.

**Delivery of product once product is contingent upon and subsequent to launch of the product.

***Transportation and accommodations responsible by investor. Dinner provided by EnercyCite, Inc

The 10% Bonus for StartEngine Shareholders

EnergyCite, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 Class B Shares at $3 / share, you will receive 10 Class B bonus shares, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Energycite, Inc. is a Nevada Corporation engaged in the business of developing, manufacturing, and marketing a proprietary residential and small business energy management system meant to help consumers and small business reduce electricity and in the future, gas and water bills. The company's founder, Tom Tamarkin is the principal inventor of three granted U.S. patents, numbers 7,379,791, 8,306,668, and 8,639,390 which have been assigned to Energycite, Inc. The company plans to file for additional patents on key portions of its novel systems and financial transactions topology. As of August 2018, the company is planning to launch its products for use in the electricity energy management area. In the future, natural gas and water management features will be provided as the population of gas and water smart meters with compatible wireless communications technology matures.

Today 75 million homes in America have smart meters. It is estimated that by 2019 there will be over 90 million.

EnergyCite product line consists of a wireless communications link between the electric utility smart meter's internal HAN transceiver and an in-home communications device which transmits to and receives data from the smart meter and in turn makes the smart meter data sets available to in-home electrical load switching devices, thermostats, as well as communications to the companies cloud based server and mobile devices such as smart phones and tablets. The company maintains a list of devices which have been produced and can be manufactured in short order in volume at: https://energycite.com/products/

Basic energy management and energy use apps have been created for both iOS and Android devices. Incremental functional improvements will be made over the next 6 months to 1 year.

Interface software and data exchange services need to be developed to complete the transfer of specific portions of the utility company's back office customer account system to the EnergyCite system concerning specific rate tariffs, accumulated cost since end of billing cycle and various utility offsets, taxes, credits and the like. It is anticipated this phase of the development program will be completed by December 2019.

Utility companies realize that smart meters solve many of their problems including power outage detection, demand response management, remote service connect/disconnect, power factor monitoring, implementation of multi-variable rate tariffs, reduction of meter reading costs, and, in theory, increased customer satisfaction. The favorable economics to utilities has driven nationwide deployment of smart meters at a rapid rate.

Development Stage: The customer hardware products and software apps have been designed, built and tested. The hardware products aren't mass produced as we're using this funding round to fund our purchase order. All production engineering and tooling has been completed. The iOS and Android apps are still in beta and will be released for public use once our hardware products ship to customers. This is anticipated for September 2019. Lastly, key pieces of utility backend software required for total system integration from a customer's home to their utility company's back office billing system is still in development. We anticipate having this complete by September 2019 as well.

Sales, Supply Chain, & Customer Base

EnergyCite, Inc. is a high-tech design and manufacturing business. We will be using both in-house engineering resources as well as sub-contractors. Our products will marketed both on-line and through utility companies and a retail distribution of hardware stores. Our manufacturing partner is Lilliput located in China and our principal hardware design is done by Owon Technologies an affiliated company of Lilliput, located in Xiamen, China. EnergyCite's customers are home owners and renters who are served by electrical utility company's who have deployed smart meters. Over 75 million such smart meters have been deployed in the U.S. as of Q3 2018. In the future EnergyCite aims to serve the natural gas and water utility smart meter market place as well.

Competition

EnergyCite has identified no direct competition offering the complete integration of IoT based energy home automation, smart meter connectivity, electrical load control, remote display of power and cost use along with the control of energy loads. This combined functionality is the subject matter of three granted U.S. patents assigned to EnergyCite, Inc., numbers 7,379,791, 8,306,668, and 8,639,390. Communicating Thermostat companies such as Nest Labs and Honeywell, offer thermostats which can receive data and control signal over the internet but do not communicate in real time with the subscriber side of the utility smart meters. Some companies such as Bidgely attempt to disaggregate load data based on home learning algorithms in conjunction with AMI data from the utility company's back end. Powerley provides a reduced set of functionality compared to EnergyCite system approach. Remote meter display companies such as Rainforest Automation only provide a display of smart meter data and related utility cost information. They cannot be integrated into an energy management system that controls loads and they cannot be remotely accessed by mobile devices such as smart phones and tablets. No company offers real time smart meter data, control of loads, and a pay as you go payment network allowing the customer to pay down on his electric bill any time and from any place. EnergyCite, Inc.'s business model is unique and provides both recurring revenue based on subscriptions, licensing fees, transaction fees as well as product sales. EnergyCite intends to offer an entry level product and mobile app which enables basic real time energy can cost monitoring at an extremely low price point. EnergyCite's predictive software "recommends" additional purchase of system components over a period of time and plots the payback prior to a customer placing an order.

Liabilities and Litigation

The company has no liabilities and there is no litigation

The team

Officers and directors

Tom Tamarkin	Founder, President, CEO and Director
Pat Boone	Investor & Director
Rabbi Avi Schwartz	Director & VP of Digital Marketing
Don London	Director and Investor
Emily J. Tamarkin	VP and Secretary

Tom Tamarkin
Founder, President, and CEO Tom Tamarkin is a longtime and passionate advocate for providing real-time energy data and control methods to electric, gas, and water customers to enable them to conserve energy and save money. He has more than 30 years' experience building and selling technology-based businesses. As president of USCL, Tamarkin was largely responsible for the design and introduction of the modern utility smart meter in the U.S., however, its origins go back to the Tamar Corporation, which he founded in 1990. In 1992, Tamarkin demonstrated the world's first totally integrated 902-928 MHz spread spectrum based automatic meter reading transceivers for electric, gas, and water meters at a conference in Atlanta. Tamar conceived of and piloted the nation's first "Smart Meters" with the City of Garland Electric Company. The Tamar meters introduced the concept of "Time of Use" rates and "Peak Demand" rates for single phase residential utility customers implementing the installed base of electro-mechanical kWh electricity meters, as well as gas and water meters. Tamarkin was named an industry pioneer in 2013 by Smart Grid Today, the nation's leading publication on utility grid operations. Recent Work History: EnergyCite Ltd. - Managing Partner - 2014-2018 EnergyCite, Inc. - President & CEO - 2018 to present

Pat Boone
Author, singer, actor, and entertainer Pat Boone graduated from Columbia University magna cum laude. As a recording artist he still holds the Billboard Magazine record for spending 220 consecutive weeks on the charts. In addition to being a bestselling author, Boone has written extensively on the future of fossil fuels and power generation, with a focus on the need for the development and commercialization of

fusion energy. In February 2011, Boone became the official EnergyCite spokesperson. His focus has been on investor and media relations, as well as building relationships with senior leaders in the U.S. government, including the White House and the DOE. Recent Work History: Sole Proprietor, Recording Artist, Author, Movie Star and Managing Partner Gold Label Artists - 1995- present and this is his primary role. EnergyCite, LTD Member Partner, July 21, 2015-present working part time 5 hours a week. EnergyCite, Inc. Director. June 16, 2018 - present working part time 5 hours a week.

Rabbi Avi Schwartz

Rabbi Avi Schwartz is an experienced digital and multimedia producer with strong skills in social media advertising. He is also an accomplished public speaker, filmmaker, and motivational leader. Rabbi Avi serves as a member of the "Truth in Textbooks" Academic Advisory Board. Rabbi Avi's book, "Through Fire and Water" has a five star rating on Amazon and is available in paperback and electronic Kindle book format. He attended The Bronx High School of Science graduating with honors in 1982. He received his BA degree from Queens College, CUNY, in 1988 and his MA degree from Queens College, CUNY in 1991. Rabbi Avi obtained his rabbinical education at Yeshiva, Mesivta Tifereth Yerusalem in New York and became an ordained orthodox rabbi in 1997. In 2001 Rabbi Avi obtained a filmmaking degree in writing & directing from the prestigious New York Film Academy. Rabbi Avi has dual American and State of Israel citizenship and lives in Zichron Yaacov, Israel. Rabbi Avi is a founding director of EnergyCite, Inc., and has been serving as its VP Digital Marketing from 2015 to present.

Don London

Don London is the founder, owner, and operator of Capitol Ace Hardware located in downtown Sacramento, California from 1988 to present. As such, Don is very familiar with the various commercially available "smart thermostats", load control devices, and energy conservations products. Prior to the organization of Capitol Ace Hardware, Don owned and operated London Construction, a successful home building company of higher end residential properties in the Sacramento and Elk Grove areas. Don is one of the first major private investors in USCL, as the company developed the first modern smart meter technology and led Southern California Edison, the nation's largest electrical utility to embrace and adopt the smart meter technology. Don's focus today is the building of EnergyCite's retail distribution network consisting of hardware stores throughout all fifty states. lives in Somerset, California. Work history: Owner Capitol Ace Hardware from 1998 to present working full time (primary role). EnergyCite, LTD, member partner from July 21, 2015 – present working part time 5 hours per week. EnergyCite Inc from June 16, 2018 – present working part time 5 hours per week.

Emily J. Tamarkin

Emily is currently Corporate VP and Corporate Secretary of EnergyCite, Inc where she currently does administrative, marketing, and bookkeeping functions. Emily was raised in a southern suburb of Cincinnati, Ohio and has since lived in Arizona, Texas, Nevada and California. In the early 1980s, Emily worked for a division of Reliant

Electric and later a division of Motorola both located in Tempe, Arizona. In 1985 Emily became the Administrative assistant at Dallas Jewish Family Services (JFS) in Dallas Texas, and reported to JFS's Managing Director. In 1995, Emily became Corporate VP and Corporate Secretary of USCL Corporation, an electronics manufacturing firm located in California founded by her husband. Emily worked as the USCL administrative assistant and bookkeeper were she prepared the monthly bank reconciliations and financial statements for the firm's CEO. Emily worked in that capacity through 2011 although in 1998 to 2000 she was the full time Director of Administration for Mosaic Law Congregation, North Central California's largest Conservative Synagogue, where she reported jointly to the Rabbi and the synagogue's Board of Director's president. While at USCL, Emily made numerous international business trips to mainland China, Israel, and portions of the EU. Creative by nature, she has expanded her expertise in graphic design, desktop, and internet publishing for her employers as well as volunteering her services for charitable organizations and events. She has also planned and executed various special events. Married to CEO and President of EnergyCite, Tom Tamarkin for 36 years, Emily has never been unable to distance herself for long from entrepreneurial pursuits. Work history: EnergyCite, LTD, member/secretary from July 21, 2015 - present working part time 20 hours per week. EnergyCite, Inc. VP & Corporate Secretary from June 16, 2018 - present working part time 20 hours per week and this is her primary role.

Number of Employees: 5

Related party transactions

The company has an outstanding obligation of $200.00 to EnergyCite LTD. The patents were assigned to USCL which ceased business in the 2011 time frame. EnergyCite LTD, was formed to pay the maintenance fees as well as attorneys in Israel for our IP in Israel and the maintenance fee of the USCL patents. EnergyCite LTD also did some marketing activities and spent monies looking for investors prior to forming EnergyCite Inc. In August 2018 we transferred the assignment of the patents from USCL Corporation to EnergyCite Inc. and EnergyCite Inc. has all effective rights and ownership thereof, but EnergyCite Inc has an outstanding obligation of $200.00 to EnergyCite LTD, for maintaining the IP in good standing prior to incorporation of Energycite Inc.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Cautionary Statements** The following are cautionary statements made pursuant to the Private Securities Litigation Reform Act of 1995 in order for the Company to avail itself of the "safe harbor" provisions of the Reform Act. The discussions and information in this Memorandum may contain both historical and forward-looking statements. To the extent that the Memorandum contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of the Company, please be advised that the

Company's actual financial condition and operating results may vary from such forward-looking statements. The differences may be caused by a variety of factors, including but not limited to, adverse economic conditions, intense competition, including entry of new competitors, adverse government regulation, inadequate capital, unexpected costs and operating deficits, lower sales and revenues than forecast, inability to develop or market any commercial products, patent infringement, failure to obtain or enforce patents or other proprietary rights, inability to license the Energycite, Inc. technology, or any other technology, lack of public acceptance of the Energycite, Inc.'s Energy Management System, failure to obtain customers, the risk of litigation and administrative proceedings involving the Company and its employees, the possible acquisition of new businesses that do not perform as anticipated, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this Memorandum or in other reports issued by the Company.

- **Our auditor has issued a "going concern" opinion.** Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing. To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete the development and commence production and sales our products, and because we have no committed source of financing, we will rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Throughout 2018-19, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

- **We face intense competition, and many of our competitors have substantially greater resources than we do.** We have identified no direct competition offering the complete integration of IoT based energy home automation, smart meter connectivity, electrical load control, remote display of power and cost use along with the control of energy loads. This combined functionality is the subject matter of three issued U.S. patents assigned to us. Thermostat companies such as Nest Labs and Honeywell, offer thermostats which can receive data and control signals over the internet, however, such thermostats do not communicate in real time with the subscriber. Companies such as Bidgely attempt to disaggregate load data based on home learning algorithms in conjunction with AMI data from the utility companies' back end. Remote meter display companies such as Rainforest Automation sell products that only provide a display of smart meter data and related utility cost information, however, such products do not currently integrate with an energy management system that controls loads, and cannot be remotely accessed by mobile devices such as smart phones and tablets. We are not aware of any companies that offer real time smart meter data, control of loads, and a method to pay electric bills at any time and from any place. Notwithstanding the foregoing, most of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. As a result, these competitors will likely be able to take advantage of opportunities more readily, and devote greater resources to development, marketing and sales than us. There can be no assurance that we will compete successfully with such competitors.

- **Our intellectual property could be unenforceable or ineffective.** One of our most valuable assets is our intellectual property. We have three issued patents and two United States patents pending, and plan to explore opportunities to patent other parts of our technology, however, our pending patents and any additional patents for which we may apply, may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market portions of our technology, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign the technology in order to safeguard our competitive edge against competitors in the same industry. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating our technology, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our products. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

- **Failure to establish brand recognition and maintain a positive reputation.** Establishing and maintaining brand recognition and a positive reputation in the marketplace, is critical to our efforts to attract and expand our customer base. Promotion and enhancement of our EnergyCite brand will depend largely on our ability to widely market our products and obtain distribution partners. It will also depend on our ability to provide high quality products and services, and to maintain a perception in the marketplace that we provide high quality products and services. Our failure to do any of the foregoing, would have a material adverse effect on our business, results of operations, and financial condition.
- **We depend on technology and advanced information systems, which may fail or be subject to disruption.** The integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. In addition, our products and the underlying software, including, but not limited to, data storage systems, payment processing systems, and other interfaces and applications, are continually being developed and improved, and there are no assurances that they will be error free, uninterrupted, or that users will be willing to access, adopt, and use them. Any errors, failures, or other disruptions of our software and technology, could cause us significant legal and financial exposure, damage to our reputation, and a loss of confidence in our products and services, any of which could have a materially adverse effect on our business.
- **Potential cyber-attacks and security breaches.** We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Our software may be the target of malicious attacks seeking to identify and exploit weaknesses in the software. Cyber-attacks may target users, or other parties, or the communication infrastructure on which they depend. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. We store personal and other sensitive information/digital data of our investors, users and other third parties who use our products. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor or user data, our relationships with our investors, users and/or other third parties will be severely damaged, and we

could incur significant liability.

- **We may experience significant delays or other complications in the design, manufacture and launch of our system, which could harm business, prospects, financial condition and operating results.** Although we have completed our prototype, we may experience significant delays or other complications in bringing our products to market. Any significant delays or other complications in the development, manufacture and/or launch, including, but not limited to, complications associated with launching our production or supply chain, or regulatory approvals, could materially damage our brand, business, prospects, financial condition and operating results.

- **No management rights in us.** Subject to applicable law and, except as mentioned in our organizational documents, Class B Non-Voting Common Stock holders have no voting rights or other management or control rights in us, and, consequently, the investment in Class B Non-Voting Common Stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Class B Non-Voting Common Stock holders will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which a majority of Class B Non-Voting Common Stock holders disapprove. In assessing the risks and rewards of an investment in Class B Non-Voting Common Stock, Investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and Class B Non-Voting Common Stock holders will be subject to the decisions of our directors, officers, and employees.

- **To compete effectively, we must keep up with rapid technological changes and changes in our users' requirements and preferences.** Customers constantly demand more sophisticated products and services and customer preferences change rapidly. To remain competitive, we must continue to innovate, further enhancing and improving the responsiveness, functionality, accessibility, and other features of our products and the underlying software. Our success depends on our ability to anticipate and respond to technological changes and customer preferences in a timely and cost-effective manner. We believe that we are prepared to respond to these challenges. However, there are no assurances that we will be able to effectively anticipate and respond to technological changes and customer preferences in the future. Failure to do so could have a materially adverse effect on our business and operating results.

- **Lack of operating history and risks of startups/early-stage companies.** We have little operating history. There can be no assurance that we will ever operate profitably or that we will have adequate working capital to meet our obligations as they become due. We believe that our success will depend in large part on our ability to complete development of our product and the accompanying software applications, install and beta test working prototypes, obtain customers, and achieve and maintain brand recognition. Even if we raise the maximum amount of funds we are seeking in this offering, there is no assurance that we will be able to complete the development of our product, conduct successful field trials, and successfully market and sell our product. Accordingly, we intend to invest heavily in development, technology and operating infrastructure, as well as marketing and promotion. As a result, we expect to incur significant operating losses for the foreseeable future.

- **We have minimal operating capital and no revenue from operations.** We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of our securities or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other events which would have a material adverse effect on us and our members.

- **Terms of subsequent financings may adversely impact your investment.** We will likely engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in one or more series, from time to time, having such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. We are contemplating engaging in a Regulation D offering in which the company intends to raise $5,000,000 through the sale of 1,666,667 shares of Class B Non-Voting Common Stock for $3.00 per share, which would result in immediate dilution to the investors in this offering. In addition, if we engage in such offering, or any other offering in which the investors may negotiate terms that are more favorable than the terms of your investment, including a lower purchase price, the same would result in further dilution.

- **If we do not retain key personnel, our business will suffer.** The success of our business is heavily dependent on the leadership of our key management personnel, specifically Tom Tamarkin, our CEO, a director and the inventor of our smart energy monitoring system. If he were to leave us, it would be difficult to replace him, and our business would be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that certain of our competitors may directly target our employees and officers, all of whom are at-will employees and not parties to employment agreements with us. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees and officers.

- **Risks of borrowing.** We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

- **Limited transferability and liquidity.** Each investor agrees that it will acquire our Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.

- **This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement its business plan and investors may lose their entire investment.** The Offering is on a "best efforts" basis and we only have a $10,000 minimum amount to be raised, prior to us beginning to close on and using the proceeds of subscriptions. If we are unable to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

- **Management discretion as to use of proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Tom & Emily Tamarkin, 50.19% ownership, Class A Voting Common Stock
- Pat Boone, 22.31% ownership, Class A Voting Common Stock

Classes of securities

- Class A Voting Common Stock: 1,660,148

  Our Certificate of Incorporation authorizes the issuance of up to 60,000,000 shares of Class A Voting Common Stock (the "**Class A Voting Common Stock**"), and up to 15,000,000 shares of Class B Non-Voting Common Stock (the "**Class B Non-Voting Common Stock**," and sometimes together with the Class A Voting Common Stock, the "**Common Stock**"). As of immediately prior to the commencement of this Offering there were 1,660,148 shares of Class A Voting Common Stock outstanding and no Class B Non-Voting Common Stock outstanding.

  Voting Rights

  The holders of shares of Class A Voting Common Stock, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. We have never paid a dividend and do not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Class A Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future.

- Class B Non-Voting Common Stock: 0

Our Certificate of Incorporation authorizes the issuance of up to 60,000,000 shares of Class A Voting Common Stock (the "**Class A Voting Common Stock**"), and up to 15,000,000 shares of Class B Non-Voting Common Stock (the "**Class B Non-Voting Common Stock**," and sometimes together with the Class A Voting Common Stock, the "**Common Stock**"). As of immediately prior to the commencement of this Offering there were 1,660,148 shares of Class A Voting Common Stock outstanding and no Class B Non-Voting Common Stock outstanding.

Voting Rights

The holders of Class B Non-Voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. We have never paid a dividend and do not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Class B Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future.

Company Repurchase Right of Securities Sold in this Offering

The Company may, at any time after the closing of this Offering, and in connection with a bona fide utility industry or related corporate partner, institutional or venture financing in the minimum amount of $4,000,000, repurchase the Securities from the undersigned, by delivering the undersigned written notice of such repurchase along with payment for the Securities. The payment for the Securities shall be based on the higher of (1) the valuation of the Company in such institutional financing, and (b) 250% of the Subscriber's investment. Upon delivery of such notice and payment, the Securities shall automatically be deemed repurchased and cancelled.

What it means to be a Minority Holder

As a minority holder of Class B Non-Voting Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

In addition to this offering, the company is contemplating engaging in a Regulation D offering in which the company intends to raise $5,000,000 through the sale of 1,666,667 shares of Class B Non-Voting Common Stock for $3.00 per share. If we decide to engage in such Regulation D offering, or if we otherwise issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-09-30.

Financial Condition

Results of Operation

The company has not yet generated any revenues and does not anticipate doing so until we have entered production and sale of our EnergyCite Home Energy Management System.

Based on the company's financial projections with a minimum capital raise of $9,999, we believe we can operate for 4 months without revenue generation. Projections for 4 months of operation include estimated total capital expenditures of $9,399 which includes items such as research and development marketing and GT&A expenses.

Based on the company's financial projections, and an estimated capital raise of $350,000, we believe we can operate for 12 months without revenue generation or the additional infusion of capital. Projections for 12 months of operation include estimated total capital expenditures of $30,000 which includes items such as research and development equipment and manufacturing equipment. Estimated minimum operating expenses total approximately $270,000 for 12 months of operation and include items such as facility rent, software development, marketing and promotion expenses, accounting and legal fees, and general operational expenses.

Based on the company's financial projections with a maximum capital raise of $1,069,998, we believe we can operate for 18 months without revenue generation. Projections for 18 months of operation include estimated total capital expenditures of $1,005,798 which includes items such as research and development NRI expenses, production, marketing, and G&A.

Financial Milestones

EnergyCite has no operating history as of October 2018.

Energycite Inc.'s business model is expected to produce recurring revenue based on licensing fees paid by utility companies to use our patents, subscription services fees paid by consumers, financial transaction fees, and product sales based on our rich suite of energy conservation IoT and smart meter-smart home catalogue of products.

The company is being built on work originally conducted by USCL Corporation from 2001 through 2010. USCL discontinued its business operations in 2010 due to the devastation of the private and VC investment capital markets after the 2008 world economic crisis. USCL was a private corporation privately funded through "family & friends" investors.

 Over a ten year period, approximately $2.9 million dollars was invested into USCL as seed capital, and approximately $225,000 was contributed by our founder Tom Tamarkin.

USCL branded its developing technology and services as Energycite. USCL received a

United States Patent and Trademark Office issued trademark on EnergyCite. The Energycite trademark as lapsed. It will be renewed by EnergyCite, Inc. as registered owner.

Tom Tamarkin is the principal inventor of three granted U.S. patents, numbers 7,379,791, 8,306,668, and 8,639,390 which have been assigned to Energycite, Inc.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The company will incur loses as it completes the final stages of R&D, production engineering,inventory acquisition, and begins its marketing programs.

In addition to the crowdfunding offer, the company is contemplating engaging in a Regulation D offering which will, in the aggregate with this CF offering, result in a raise $6,069,998 over the next calendar year, to the extent that both offerings are fully subscribed. The net proceeds of these offerings will be used for the research, development, software development, sales, and marketing of the products that Energycite, Inc. is presently developing or anticipates developing in the future, for inventory procurement, and for operations. Additional information on the products appears in the Products section of the company's website at: https://energycite.com. Proceeds from the sale of these securities will not be used for the payment of (i) dividends or (ii) material undisclosed claims existing as of the Closing.

The company estimates that it will incur losses for the next 18 months. These losses will be absorbed by the paid in capital resulting from these offerings.

Indebtedness

The company has an outstanding obligation of $200.00 to EnergyCite LTD. The patents were assigned to USCL which ceased business in the 2011 time frame. EnergyCite LTD, was formed to pay the maintenance fees as well as attorneys in Israel for our IP in Israel and the maintenance fee of the USCL patents. EnergyCite LTD also did some marketing activities and spent monies looking for investors prior to forming EnergyCite Inc. In August 2018 we transferred the assignment of the patents from USCL Corporation to EnergyCite Inc. and EnergyCite Inc. has all effective rights and ownership thereof, but EnergyCite Inc has an outstanding obligation of $200.00 to EnergyCite LTD, for maintaining the IP in good standing prior to incorporation of Energycite Inc.

Recent offerings of securities

None

Valuation

$4,980,444.00

The valuation was determined by the Company and represent to the best of the Company's knowledge and belief a fair and accurate valuation of the Company based on the assets, results of operations, company's ability to utilize three patents licensed by founder Tom Tamarkin, the company's software development products, the size of the market and proprietary intellectual work product developed and owned by the Company.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999	$1,069,998
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,399	$1,005,798
Use of Net Proceeds:		
R& D & Production	$3,384	$361,800
Marketing	$3,008	$321,600
Inventory	$.00	$211,850
G&A	$3,007	$110,548
Total Use of Net Proceeds	$9,399	$1,005,798

We are seeking to raise $1,069,998 in this offering through Regulation Crowdfunding, with a minimum target raise of $9,999. We have agreed to pay Start Engine Capital

LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised.

The net proceeds of this offering are expected to be used to cover part of the $4.5 million that we project we will need in 2019 and 2020 to build on our successful R&D efforts, patent acquisition and future marketing efforts. Specifically, we intend to invest in digital and social media marketing, make improvements to our website, and complete production engineering as well as finance inventory acquisition. The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://energycite.com in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Energycite, Inc.

[See attached]

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
EnergyCite, Inc
Carson City, Nevada

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of EnergyCite Inc (the "Company,"), which comprise the balance sheets as of September 30, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from inception (July 16, 2018) to September 30, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA

Marko Glisic, CPA
Los Angeles, California
9/30/18

ENERGYCITE, INC.

Financial Statements (Unaudited) and Independent Accountant's Review Report
From Inception (July 16, 2018) To September 30, 2018

ENERGYCITE, INC.
INDEX TO FINANCIAL STATEMENTS
(unaudited)

ENERGYCITE, INC.
BALANCE SHEETS
AS OF SEPTEMBER 30, 2018
(unaudited)

ASSETS

Current Assets

Cash and Cash Equivalents	$	5,200
Total Current Assets		5,200
Total Fixed Assets, net		-

TOTAL ASSETS | | 5,200

LIABILITIES & EQUITY

Current Liabilities

Short Term Loan	200
Total Current Liabilities	200
Long Term Liabilities	
Long term debt	-
Total Long Term Liabilities	-
Total Liabilities	200

Equity

Class A Common Stock, par value $0.001 75,000,000 shares authorized, 1,660,148 issued and outstanding.	1,660
Additional Paid In Capital- Class A Common Stock	11,988
Subscription Receivable	(1,648)
Retained Earnings/(Deficit)	(7,000)
Total Equity	5,000

TOTAL LIABILITIES & EQUITY | $ | 5,200

ENERGYCITE, INC.
STATEMENTS OF OPERATIONS
FOR INCEPTION (JULY 16, 2018) TO SEPTEMBER 30, 2018
(unaudited)

Revenue	$	-
Costs and expenses:		
Start Up Costs		5,000
Accounting Fees		2,000
Total costs and expenses		7,000
Income from operations		(7,000)
Interest and other income (expense), net		-
Income before provision for income taxes		(7,000)
Provision for income taxes		-
Net income	$	(7,000)

ENERGYCITE, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR INCEPTION (JULY 16, 2018) TO SEPTEMBER 30, 2018
(unaudited)

	Class A Common stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount				
Inception (July 16, 2018)	-	$ -	$ -	$ -	$ -	$ -
Issuance of founders' stock	1,660,148	1,660	(1,648)	11,988	-	12,000
Net income (loss)	-	-	-	-	(7,000)	(7,000)
September 30, 2018	1,660,148	1,660	(1,648)	11,988	(7,000)	5,000

ENERGYCITE, INC.
STATEMENTS OF CASH FLOWS
FOR INCEPTION (JULY 16, 2018) TO SEPTEMBER 30, 2018
(unaudited)

Cash flows from operating activities		
Net income	$	(7,000)
Net cash provided by operating activities		(7,000)
Cash flows from financing activities		
Short Term Loan		200
Contribution		12,000
Net cash received from financing activities		12,200
Net (decrease) increase in cash and cash equivalents		5,200
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	5,200
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	1,648

ENERGYCITE, INC.
NOTES TO THE FINANCIAL STATEMENT
FOR INCEPTION (JULY 16, 2018) TO SEPTEMBER 30, 2018
(unaudited)

NOTES

1 – NATURE OF OPERATIONS

EneryCite, Inc was formed on July 16, 2018 ("Inception") in the State of Nevada. The financial statements of EnergyCite, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Carson City, Nevada.

EnergyCite is engaged in the design, development, commercialization and marketing of various electronic products in the field of home automation, energy conservation and state-of-the-art electronic utility metering systems for use by electric, gas and water utility customers. EnergyCite, Inc. is a late stage investment grade development company preparing to launch its products and services. The company strives to position itself for a future acquisition by a major industry player or an IPO in the 2020-2022-time frame. EnergyCite Inc.'s business model will produce strong recurring revenue based on licensing fees paid by utility companies to practice our patents, subscription services fees paid by consumers, financial transaction fees, and product sales based on our rich suite of energy conservation IoT and smart meter-smart home product line.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability

(an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of its home energy automation devices, subsections to its energy management software application, and royalty based licensing fees charged to utility companies and firms practicing EnergyCite's IP, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has a short-term loan of $200 from EnergyCite LTD, a sister company, which will be retired later.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 75,000,000 shares of our common stock with a par value of $0.001. As of September 30, 2018, 1,660,148 shares of Class A Common Stock have been issued and outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS
The company owes EnergyCite, LTD, a sister company the amount of $200.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred through September 30, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



What's New ▾   Discover Investments   Edit My Campaign   Launch an ICO NEW   Blake A. ▾

EnergyCite is pending **StartEngine Approval.**

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Investors
$0.00
Raised of $10K - $1.07M goal
EnergyCite
Building an Energy-Efficient Future
Small OPO
Carson City, NV
Consumer Products
Accepting International Investment

Overview   Team   Terms   Updates   Comments   Share

Invest in EnergyCite Inc.

Returning Power to the People!

EnergyCite's mission is to empower electric, gas, and water utility customers with products and services that optimize energy efficiency, thereby saving the consumer money and contributing to the conservation of national energy resources.

EnergyCite, Inc., established in June 2018, is a Nevada corporation with current administrative, engineering, and production offices in Carmichael, California. The company is engaged in the design, development, commercialization, and marketing of various electronic products and services in the field of home automation, energy conservation, and state-of-the-art electronic utility metering systems.

EnergyCite integrates Internet of Things (IoT), home automation, "smart energy," and smartphones with utility smart meters, and a Fintech-based pay-as-you-go utility payment program to help consumers manage their energy use and save money.





Initially, the focus will be on smart meters installed by electric utility companies, because those are the most prevalent. When gas and water smart meters are adopted more widely, EnergyCite plans on expanding the product line to encompass these smart meters, assuming adequate capital is available.

The Offering

Investment

$3.00 per Class B Share | When you invest you are betting the company's future equity value will exceed $6M.

Perks*

$500+ - 10% off all products on 1st order

Invest $1,000+ - 15% off all products on 1st order and free SEG-X3 Smart Energy Gateway and iOS or Android app royalty free for life

Invest $2,500+ - 25% off all products on 1st order and free PCT-501 Communicating Smart Thermostat, EG-X3 Smart Energy Gateway** and iOS or Android app royalty free for life

Invest $5,000+ - 30% off all products on 1st order and free PCT-503 Communicating Smart Thermostat, EG-X3 Smart Energy Gateway** and iOS or Android app royalty free for life

Invest $10,000+ - 30% lifetime discount for products used exclusively by investor in properties he or she owns, free PCT-503 Communicating Smart Thermostat, EG-X3 Smart Energy Gateway** and iOS or Android app royalty free for life and dinner meeting with EnergyCite team in Nevada***

**All perks occur after the offering is completed.*
All purchase discounts are for personal purchases and may not be used to purchase products for resale.
***Delivery of product once product is contingent upon and subsequent to launch of the product.*
****Transportation and accommodations responsible by investor. Dinner provided by EnercyCite, Inc*



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the ***Offering Summary*** *below.*

Development Stage

The customer hardware products and software apps have been designed, built and tested. The hardware products aren't mass produced, as we're using this funding round to fund our purchase order. All production engineering and tooling has been completed. The iOS and Android apps are still in beta and will be released for public use once our hardware products ship to customers. This is anticipated for September 2019. Lastly, key pieces of utility back-end software required for total system integration from a customer's home to their utility company's back office billing system is still in development. We anticipate having this complete by September 2019 as well.

Company Origins

EnergyCite is based on a strong foundation built by USCL Corporation, a private electronic product development company that operated between 1995 and 2010.



Founded by EnergyCite President and CEO Tom Tamarkin in 1995, USCL was financed through a series of SEC-exempt Regulation D private placement offerings in the 2001-2010 timeframe. The company successfully raised and invested $3 million in R&D and patent prosecution. USCL discontinued its business operations in 2010 due to the devastation of the private and VC investment capital markets after the 2008 world economic crisis.

Tamarkin and USCL are widely credited for the design of and the electrical utility industry's adoption of the new generation of smart meters.

Tom Tamarkin filed an amicus curiae or technical "friend of the court brief" with the California Public Utilities Commission (CPUC) in 2005. A year later, Tom provided Southern California Edison a design specification and prototype of a revolutionary smart meter as required by the CPUC. Tom's smart meter design specification became the industry benchmark standard.

Thanks to Tom's efforts, smart meters aren't just a breakthrough for utility companies. Inside every smart meter is a hidden ZigBee based Home Area Network (HAN) radio unit designed to communicate power data with the consumer and automatic control devices. The same ZigBee technology that many home automation systems use today. This radio allows the customer to see their instantaneous and accumulated power use and up to the second costs. Valuable information such as variable rate structures, based on accumulated tiers, time of use, and peak demand, are automatically calculated and displayed, if the consumer has the technology to connect to the meter. However, very few if any utilities are telling this to their customers.

These new Smart Meters are meant to replace the old-fashioned installed base of 125 million single phase electromechanical kilowatt-hour meters.

It took seven years and more than 40 in-person meetings to convince Southern California Edison, the nation's largest electric utility, to change out 5 million power meters with modern meters compatible with USCL products. That's persistence!


Home Automation Controller
Wireless Thermostat
Energy use & control display PC, Tablet or Smart Phone
Smart Appliance
EV Plug Center
Smart Meter
Subscriber Side Billing pay as you go electronic payment
$$
Smart Plug
Utility Co.

The Problem



Although the cost of solar installation has greatly decreased since 2010, it still only represents slightly less than 0.8% of total U.S. electrical generation today. Wind contributed to 2.35% of the nation's electricity in 2017, an increase from 2.17 % in 2016. It's clear the U.S. will be dependent on fossil fuels for a long time, but the earth's supplies are dwindling. Some

experts predict the world's supply of oil deposits could be depleted by 2052, gas by 2060, and coal by 2088. It's crucial to find ways to conserve energy.

Due to the volatility of the energy market, energy supply prices can fluctuate throughout the year. For example, from July 2017 to July 2018, Hawaii experienced the biggest fluctuation in Residential Energy Rate electric prices in the US and also consistently has the highest rate (33.45 cents per kWh in July 2018). Rates in Missouri and Oklahoma were the most stable in the same timeframe, although neither is the lowest in the nation. Consumers in many areas across the U.S. are tired of their utility bills continually increasing.

According to our calculation, Smart meters are currently installed in at least 75 million homes. The nifty little device known as a Home Area Network (HAN) data radio transceiver is already embedded in most of these meters, but sitting unused. This device has the power to transmit important data back to the consumer, which is where EnergyCite steps in to provide a unique and leading edge solution.

Sources:
U.S. Energy Consumption 2017
Energy Flow Charts
End of Fossil Fuels
Electricity Rates



Smart Meter - Fact and Stats

In the U.S., an estimated 75 million smart meters were installed as of the end of 2017. According to the Electronic Frontier Foundation, the number of American homes with a smart meter will increase to 80% by 2020. Development and large-scale use of renewables, energy management technologies, and efficiency measures are expected to contribute to the projected smart meter market growth.



In 2009, the federal government unleashed a $3.4 billion Smart Grid investment and President Obama touted the innovation: "Smart meters will allow you to actually monitor how much energy your family is using by the month, by the week, by the day, or even by the hour. So coupled with other technologies, this is going to help you manage your electricity use and your budget at the same time."

Smart meters were supposed to let consumers see how much power they were using in their homes, thereby empowering them to change their habits and slash their bills. What is currently missing from smart meters, is user interfaces that relay information from the meter in real time and translate it into dollars and cents.

So we believe the promise of saving money through changed energy habits did not come to fruition. EnergyCite plans to disrupt the current paradigm and transform the concept of consumer savings into a reality!

Sources:
Smart Grids Infrastructure Market Report
Global Smart Meter
America's Energy Habits
Smart Meters Data

"In 2011, I became the national spokesperson for EnergyCite because I believe our country needs this technology and needs it now - its ability to monitor and conserve our precious energy..."

- Pat Boone

Why Invest in EnergyCite?



Smart Thermostat companies do not provide real time cost or energy usage information and are limited to HVAC control (heater and air conditioner). Our goal is to provide real time energy use and cost information by enabling customers to control energy use through an energy management system. Core products in this line include:







EnergyCite® Programmable Communicating Thermostat allows consumers to monitor and adjust energy usage directly on the thermostat.

EnergyCite® Remote Control for Smart Thermostat allows consumers to perform these functions from anywhere in the house.

EnergyCite® Smartphone App enables real-time feedback on power use and costs and the ability to adjust settings from anywhere in the world.

Other innovative products in this line include:







EnergyCite® IR Blaster: Split air conditioner controller in Home Area Networks.

EnergyCite® Home Automation Gateway Zigbee HAN: Network gateway.

EnergyCite® Smart Plug & Zigbee Range Extender: Converts home appliances to Smart Devices.

The above images are computer-generated mockups. The final product may vary.

Since we believe all smart meters in the U.S. conform to the same set of ANSI standards, EnergyCite can work with any utility company in the country. The three Tamarkin U.S. patents provide broad system coverage, which means when all the pieces in the system are connected and operating, the single end user must practice these patents. The utility company is the single end user, because they own the smart meters and the equipment that communicates with the meters to and from the utility company's back office, enabling customers to connect devices to the system. As for infringers, EnergyCite intends to license its technology to utilities in a manner that generates royalties from systems provided by future competitors.

The Patents



Tamarkin was granted 7 patents on his smart meter and related system communications in the U.S., Israel, the European Union and China. These 3 US patents are assigned to EnergyCite.

- **U.S. patent number 7,379,791:** May 27, 2008
- **U.S. patent number 8,306,668:** November 6, 2012
- **U.S. patent number 8,639,390:** January 28, 2014

Jeremy and Tom Tamarkin at the Shanghai Patent and Trademark office in Shanghai, China, with the two Chinese patent attorneys who filed Tom's granted patent in China.

Business Plan Highlights

EnergyCite plans on integrating home and small business energy management and Fintech, technology which enables real time Internet-based financial transactions associated with billing and payment remittance. The business model is based on a highly profitable mix of hardware and a software-based product.



EnergyCite's proposed market base includes homeowners and small businesses with installed smart meters, while its market channel is the nation's electrical utility companies. EnergyCite will also distribute these devices directly through its website, and is also working to secure a deal with a major and reputable nationwide hardware chain.


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- EnergyCite intends to leverage unused HAN data radio transceivers in virtually all smart meters in the U.S.
- EnergyCite intends to use the vast unused population of meter HAN transceivers to build a nationwide utility subscriber side billing and payment remittance network and energy management service.
- We believe that the implementation of meter radios and related communications systems will require utility companies to practice EnergyCite IP controlled by the three Tamarkin, et al., U.S. patents.
- EnergyCite intends to submit a U.S. Department of Energy (DOE) Advanced Research Projects Agency-Energy (ARPA-E) project proposal and associated beta site network funding request at the launch of its business.
- We intend to use ARPA-E-sponsored beta site project results to organize a consortium of utility companies nationwide, licensed to use EnergyCite intellectual property.
- EnergyCite intends to seek a "presidential proclamation" recognizing the smart meter and home energy network as a consumer tool to save money and reduce energy consumption, while contributing to national security

Manufacturing the Products



Above image is a computer-generated mockup.

EnergyCite is currently partnering with Owon Technologies and its parent Lilliput, a leading research and development company in Xiamen, China. Communication devices have already been built and tested supporting all the electric smart meters built by the "Big 4" meter companies in the U.S.

Production-ready manufacturing designs have been manufactured to support hardware products and working demonstration devices of the products are listed in the EnergyCite product catalogue. System integration software and details of mobile apps are in the early design phase. EnergyCite also anticipates developing numerous relationships with major communication and software companies.

Advertising and Promotion Goals

The company plans to hire an advertising agency and public relations firm to assist with developing a comprehensive advertising and promotion plan. Overall advertising and promotion objectives include:

- Position the company as the leader in the consumer demand side-to-supply side coupling energy related products.
- Increase company awareness and brand name recognition among prospective utility customers, corporate partners, channel partners, and consumers.
- Develop via market research, significant information to create immediate and evolving long-term marketing plans.
- Create product and service advertising programs supporting the company's value proposition.
- Drive traffic to the company's websites EnergyCite and UtilityCite, as well as other related websites.



Revenue Goals

The EnergyCite business model sets up a strong potential recurring revenue based on:

- Licensing fees paid by utility companies to use our patents
- Subscription service fees paid by consumers
- Financial transaction fees
- Product sales based on our rich suite of energy conservation IoT and smart meter-smart home catalogue of products


THIS IS
THE INVENTOR

About the Team





Tom Tamarkin and Charlie Chen discuss a circuit board layout issue with the Lilliput design team in Zhengzhou, China.



Former California Governor Arnold Schwarzenegger, Former Israel Prime Minister Ehud Olmert, Emily and Tom Tamarkin discuss "returning the power to the people" in Tel Aviv, Israel.



Israel Prime Minister Benyamin Netanyahu and Tom Tamarkin discuss the mitigation of peak power demand as a matter of national security and the wrk Tm did with Israel Electric Company.

"The ultimate goal of EnergyCite is to save customers money, positively impact the environment, and produce strong recurring revenues for the company and its investors!"

Tom Tamarkin



May 2008
Patent 7,379,791 Granted
USPTO patent 7,379,791 granted to Tom Tamarkin and assigned to EnergyCite, Inc. in August 2018

November 2012
Patent 8,306,668 Granted
USPTO patent 8,306,668 granted to Tom Tamarkin and assigned to EnergyCite

January 2014
Patent 8,639,390 Granted
USPTO patent 8,639,390 granted to Tom Tamarkin and assigned to EnergyCite, Inc. in August 2018

June 2018
Incorporated
EnergyCite Inc is officially incorporated

October 2018
Launch on StartEngine!
Now YOU can own a piece of EnergyCite!

January 2019
Total system integration and final test
(Anticipated)

September 2019
Shipment of first units to customers
(Anticipated)

August 2019
Agreement with the DOE for beta site deployment and management

Inc. in August 2018

(Anticipated)

In the Press

THE TIMES OF ISRAEL

SHOW MORE

Meet Our Team





Tom Tamarkin

Founder, President, CEO and Director

Founder, President, and CEO Tom Tamarkin is a longtime and passionate advocate for providing real-time energy data and control methods to electric, gas, and water customers to enable them to conserve energy and save money. He has more than 30 years' experience building and selling technology-based businesses. As president of USCL, Tamarkin was largely responsible for the design and introduction of the modern utility smart meter in the U.S., however, its origins go back to the Tamar Corporation, which he founded in 1990. In 1992, Tamarkin demonstrated the world's first totally integrated 902-928 MHz spread spectrum based automatic meter reading transceivers for electric, gas, and water meters at a conference in Atlanta. Tamar conceived of and piloted the nation's first "Smart Meters" with the City of Garland Electric Company. The Tamar meters introduced the concept of "Time of Use" rates and "Peak Demand" rates for single phase residential utility customers implementing the installed base of electro-mechanical kWh electricity meters, as well as gas and water meters. Tamarkin was named an industry pioneer in 2013 by Smart Grid Today, the nation's leading publication on utility grid operations. Recent Work History: EnergyCite Ltd. - Managing Partner - 2014-2018 EnergyCite, Inc. - President & CEO - 2018 to present

Pat Boone

Investor & Director

Author, singer, actor, and entertainer Pat Boone graduated from Columbia University magna cum laude. As a recording artist he still holds the Billboard Magazine record for spending 220 consecutive weeks on the charts. In addition to being a bestselling author, Boone has written extensively on the future of fossil fuels and power generation, with a focus on the need for the development and commercialization of fusion energy. In February 2011, Boone became the official EnergyCite spokesperson. His focus has been on investor and media relations, as well as building relationships with senior leaders in the U.S. government, including the White House and the DOE. Recent Work History: Sole Proprietor, Recording Artist, Author, Movie Star and Managing Partner Gold Label Artists - 1995- present and this is his primary role. EnergyCite, LTD Member Partner, July 21, 2015-present working part time 5 hours a week. EnergyCite, Inc. Director. June 16, 2018 - present working part time 5 hours a week.



Rabbi Avi Schwartz

Director & VP of Digital Marketing

Rabbi Avi Schwartz is an experienced digital and multimedia producer with strong skills in social media advertising. He is also an accomplished public speaker, filmmaker, and motivational leader. Rabbi Avi serves as a member of the "Truth in Textbooks" Academic



Lynn Provencio

IT & Web Development

Lynn Provencio has spent her career in technology, first in civil engineering, then in network and database administration, network security and web site development. She has worked with government agencies to develop training web sites for education and legal issues.



Don London

Director and Investor

Don London is the founder, owner, and operator of Capitol Ace Hardware located in downtown Sacramento, California from 1988 to present. As such, Don is very familiar with the various commercially available "smart thermostats", load control devices, and



Emily J. Tamarkin

VP and Secretary

Emily is currently Corporate VP and Corporate Secretary of EnergyCite, Inc where she currently does administrative, marketing, and bookkeeping functions. Emily was raised in a southern suburb of Cincinnati, Ohio and has since lived in Arizona, Texas, Nevada and California.

Advisory Board. Rabbi Avi's book, "Through Fire and Water" has a five star rating on Amazon and is available in paperback and electronic Kindle book format. He attended The Bronx High School of Science graduating with honors in 1982. He received his BA degree from Queens College, CUNY, in 1988 and his MA degree from Queens College, CUNY in 1991. Rabbi Avi obtained his rabbinical education at Yeshiva, Mesivta Tifereth Yerusalem in New York and became an ordained orthodox rabbi in 1997. In 2001 Rabbi Avi obtained a filmmaking degree in writing & directing from the prestigious New York Film Academy. Rabbi Avi has dual American and State of Israel citizenship and lives in Zichron Yaacov, Israel. Rabbi Avi is a founding director of EnergyCite, Inc., and has been serving as its VP Digital Marketing from 2015 to present.

and for a variety of non-profits and small businesses, as a project manager and a consultant. She has a BA in German from CSUS and advanced courses in civil engineering, surveying, computer science, and network administration at NMSU and UNM.. Lynn has a wide range of interests and experience, which she feels is helpful in problem solving and understanding new technologies and challenges. Lynn has been the web developer and technical consultant for EnergyCite for several years. She currently lives near Albuquerque, New Mexico.

energy conservations products. Prior to the organization of Capitol Ace Hardware, Don owned and operated London Construction, a successful home building company of higher end residential properties in the Sacramento and Elk Grove areas. Don is one of the first major private investors in USCL, as the company developed the first modern smart meter technology and led Southern California Edison, the nation's largest electrical utility to embrace and adopt the smart meter technology. Don's focus today is the building of EnergyCite's retail distribution network consisting of hardware stores throughout all fifty states. lives in Somerset, California. Work history: Owner Capitol Ace Hardware from 1998 to present working full time (primary role). EnergyCite, LTD, member partner from July 21, 2015 – present working part time 5 hours per week. EnergyCite Inc from June 16, 2018 – present working part time 5 hours per week.

In the early 1980s, Emily worked for a division of Reliant Electric and later a division of Motorola both located in Tempe, Arizona. In 1985 Emily became the Administrative assistant at Dallas Jewish Family Services (JFS) in Dallas Texas, and reported to JFS's Managing Director. In 1995, Emily became Corporate VP and Corporate Secretary of USCL Corporation, an electronics manufacturing firm located in California founded by her husband. Emily worked as the USCL administrative assistant and bookkeeper were she prepared the monthly bank reconciliations and financial statements for the firm's CEO. Emily worked in that capacity through 2011 although in 1998 to 2000 she was the full time Director of Administration for Mosaic Law Congregation, North Central California's largest Conservative Synagogue, where she reported jointly to the Rabbi and the synagogue's Board of Director's president. While at USCL, Emily made numerous international business trips to mainland China, Israel, and portions of the EU. Creative by nature, she has expanded her expertise in graphic design, desktop, and internet publishing for her employers as well as volunteering her services for charitable organizations and events. She has also planned and executed various special events. Married to CEO and President of EnergyCite, Tom Tamarkin for 36 years, Emily has never been unable to distance herself for long from entrepreneurial pursuits. Work history: EnergyCite, LTD, member/secretary from July 21, 2015 - present working part time 20 hours per week. EnergyCite, Inc. VP & Corporate Secretary from June 16, 2018 - present working part time 20 hours per week and this is her primary role.

Offering Summary

Maximum 356,666* shares of Class B Shares ($1,069,998)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 3,333 shares of Class B Shares ($9,999)

Company	EnergyCite, Inc
Corporate Address	204 West Spear Street 3779 Carson City, Nevada 89703
Description of Business	Energycite, Inc. is a Nevada corporation engaged in the business of developing, manufacturing, and marketing a proprietary residential and small business energy management system meant to help consumers and small business reduce electricity and in the future, gas and water bills.
Type of Security Offered	Class B Shares (the "Shares" or "Securities")
Company Repurchase Right	The Company may, at any time after the closing of this Offering, and in connection with a bona fide utility industry or related corporate partner, institutional or venture financing in the minimum amount of $4,000,000, repurchase the Securities from the undersigned, by delivering the undersigned written notice of such repurchase along with payment for the Securities. The payment for the Securities shall be based on the higher of (1) the valuation of the Company in such institutional financing, and (b) 250% of the Subscriber's investment. Upon delivery of such notice and payment, the Securities shall automatically be deemed repurchased and cancelled.
Purchase Price of Security Offered	$3.00 per share
Minimum Investment Amount (per investor)	$300

Perks*

$500+ - 10% off all products on 1st order

Invest $1,000+ - 15% off all products on 1st order and free SEG-X3 Smart Energy Gateway and iOS or Android app royalty free for life

Invest $2,500+ - 25% off all products on 1st order and free PCT-501 Communicating Smart Thermostat, EG-X3 Smart Energy Gateway** and iOS or Android app royalty free for life

Invest $5,000+ - 30% off all products on 1st order and free PCT-503 Communicating Smart Thermostat, EG-X3 Smart Energy Gateway** and iOS or Android app royalty free for life

Invest $10,000+ - 30% lifetime discount for products used exclusively by investor in properties he or she owns, free PCT-503 Communicating Smart Thermostat, EG-X3 Smart Energy Gateway** and iOS or Android app royalty free for life and dinner meeting with EnergyCite team in Nevada***

**All perks occur after the offering is completed.*
All purchase discounts are for personal purchases and may not be used to purchase products for resale.

***Delivery of product once product is contingent upon and subsequent to launch of the product.*

****Transportation and accommodations responsible by investor. Dinner provided by EnercyCite, Inc*

The 10% Bonus for StartEngine Shareholders

EnergyCite, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 Class B Shares at $3 / share, you will receive 10 Class B bonus shares, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Video #1 and #2

00:13 Matze Avadh his wife Megan and their00:22children are like millions of families00:23in America they have no idea how much00:26money they're paying for electricity00:28natural gas and water until after they00:32use gas water electric I have no idea00:37what I'm spending till I get my bill at00:39the end of the month like when we buy00:43gas we know how much we're getting and00:45how much it costs as we buy it and at00:47the grocery store we know how much our00:49food costs before we get to the checkout00:52stand00:53now one new invention is about to slam00:57the door on the old way of doing00:59business with utility companies this01:04could change everything01:06cutting-edge technology a mounted01:09thermostat in your home will tell you01:11exactly how much energy you're using and01:13how much money you're paying for it in01:15real time this revolutionary thermostat01:18has been developed by a company called01:19energy site it's the brainchild of Tom01:25to market01:28we believe in the product we're very01:31tenacious and it gets even better01:34the energy site patented technology will01:37not only allow you to see how much01:38real-time power you're using and how01:40much it's costing while you're at home01:42you will also get that same information01:44anywhere in the world on your smartphone01:47which is something no other company can01:49offer now we're unique in that regard01:51and that's what our patents cover energy01:54site owns the intellectual property to01:56this revolutionary technology with three01:58granted US patents among the investors02:01in energy cite singer entertainer and02:04author Pat Boone can I talk to you just02:06a minute about energy cite I'm so02:10impressed with this company with its02:11vision with its patented technology and02:14with its founder my friend Tom tamarkan02:17I've been so impressed with this company02:20for several years now that I've invested02:22my own money in it and in 2011 I became02:25the national spokesperson for energy02:28cite because I believe our country needs02:31this technology and needs it now02:37so how does it work some 75 million02:40homes in America now have smart meters02:42on the outside of their home it records02:44the amount of electricity being used in02:46the home the energy site's smart02:49thermostat in the home communicates with02:51the smart meter outside the home users02:53who download a special energy site app02:55will get real-time updates on their02:57smart phones when they're away from home02:59so someone on vacation will be able to03:01see how much power is being used at03:03their home how much it's costing and03:05even adjust the settings on specific03:07appliances like turning down the air03:09conditioner or shutting off sprinklers03:13even pay their utility bill on their03:16smart phone while relaxing by a pool03:18hundreds even thousands of miles away03:22the right thing I think is to give03:25people information and people want to03:28control their own destiny an early03:30backer of energy sights technology03:32writer and producer hans beimler who03:34worked on hollywood projects like Star03:36Trek The Next Generation Star Trek Deep03:38Space Nine and The Dresden Files I03:42believe in what because I thought that03:49what he was after was Noble not just the03:53good money-making opportunity but no a03:56noble one Tom tamarkan is recognized04:00around the world as an energy pioneer04:02he's met with Israeli Prime Minister04:04Benjamin Netanyahu former Israeli prime04:07minister a HUD Olmert and former04:08California Governor Arnold04:10Schwarzenegger these world leaders want04:12to hear what he has to say for good04:14reason you see Tom tamarkan invented the04:18smart meter04:20energy site has partnered with a leading04:22research and development company in04:24China called Lilliput here they've04:26developed a prototype of the patented04:28energy site smart thermostat and the04:30energy sight app for smartphones and the04:35next phase is about to happen04:37it's time to go to market and there is a04:39huge market available Don London likes04:43what he sees he runs a hardware store in04:45California he's an early investor in04:47energy site it's one of those Silver04:49Bullet types of things it's gonna fix04:51problems and that's why I wanted to04:54invest in it other than some silly04:56little widget or something you know it's04:58real products for a real problem at the05:02right time here's why it's so exciting05:05in America today there are 75 million05:07homes with Smart Meters in just five05:09years that number is expected to jump to05:11125 million homes because of their05:14exclusive patents energy site is the05:17only company in the world that can offer05:19real-time thermostats and smart phone05:21technology that can communicate with a05:24home's smart meter in every state in05:27America yes05:28energy site is the only company in the05:30world that can do that advantage energy05:33site we're talking about very large05:36numbers05:38Bob block has been granted over 15005:41patents as the father of pay-per-view05:42television he's made tens of millions of05:45dollars in his lifetime and he is a05:47co-inventor on the energy site patents05:49here's what he said at a stockholders05:51meeting we're sitting early in that05:53early in the process with our patents05:55they're very valuable the energy side05:57business model is built on recurring05:59revenue when a customer downloads the06:01energy site smartphone app they'll pay a06:03fee at least 50 cents a month for the06:06real-time service and the freedom to pay06:08their bill whenever and wherever they06:10want with their smartphone this monthly06:12fee is where it makes sense for06:14investors very soon there will be smart06:16meters on 100 million homes in the06:19United States06:20Tom tamarkan and energy Seth had been06:23the subject of numerous news reports and06:25TV interviews seen in major markets like06:27New York Los Angeles and Sacramento that06:29is just way too cool I need one of those06:31because I just moved into a new house06:32and I saw my first bill I really need06:34one of those06:36energy site has been laying the06:38groundwork now they're looking to raise06:40money to bring this cutting-edge06:41technology to market it's the final06:44stage in a long and promising journey by06:47investing in energy site you can make it06:49happen06:49the exclusive patents have been secured06:51the technology developed the foundation06:53has been set it's time to take this to06:56market this is amazing to have something07:00where you can actually monitor the07:01energy you're using and the price you're07:04paying real time it's fantastic07:08Americans are on the verge of07:10controlling their power their budget in07:12real time from anywhere in the world07:16[Music]07:22you07:25[Music]

Video #3

00:02it may not look like much to you but Bob00:05block the founder of pay-per-view TV00:07who's made tens of millions of dollars00:09is heavily invested in this new00:11high-tech invention the research and00:14development have been done it's now time00:16to go to market with this new patented00:18hi-tech system that could save00:20homeowners hundreds of dollars a year in00:22energy costs here's what he said at a00:24stockholders meeting we're sitting early00:27in that early in the process with our00:28patents are very valuable find out how00:32it works and how you can invest in the00:34company with the exclusive patents

Video #4

This is the inventor. This is the invention. Save money from anywhere on the planet. Invest in his patented technology. Energycite.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

AMENDED and RESTATED ARTICLES OF INCORPORATION

OF

ENERGYCITE INC.
A NEVADA CORPORATION
FILE NUMBER: E0339302018-8

KNOW ALL MEN BY THESE PRESENTS:

THE UNDERSIGNED REPRESENTING ALL OF THE DIRECTORS AND SHAREHOLDERS OF THE CORPORATION, FOR THE PURPOSE OF AMENDING AND RESTATING THE ARTICLES OF INCORPORATION OF ENERGYCITE INC. A NEVADA CORPORATION, FILE NUMBER: E0339302018-8 ORIGINALLY INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA ON 16 JULY 2018 AND PURSUANT TO NRS 78.403:

I DO HEREBY CERTIFY THAT:

FIRST: THE NAME OF THE CORPORATION SHALL BE:

ENERGYCITE INC.

SECOND: THE PURPOSE OF THE CORPORATION SHALL BE TO ACQUIRE, OWN, BUY, SELL, INVEST IN, TRADE, MANAGE, FINANCE, REFINANCE, EXCHANGE OR OTHERWISE DISPOSE OF STOCKS, SECURITIES, PARTNERSHIP INTERESTS, CD'S, MUTUAL FUNDS, COMMODITIES AND ANY OR ALL INVESTMENTS WHATSOEVER, THAT THE DIRECTORS MAY FROM TIME TO TIME DEEM TO BE IN THE BEST INTERESTS OF THE CORPORATION. ADDITIONALLY, THE CORPORATION IS AUTHORIZED TO ENGAGE IN ANY OTHER ACTIVITIES AS RELATED OR INCIDENTAL TO THE FOREGOING PURPOSES. THE CORPORATION IS AUTHORIZED TO CARRY ON ANY LAWFUL BUSINESS OR ENTERPRISE FOR WHICH CORPORATIONS MAY BE INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA. THE CORPORATION SHALL HAVE THE SAME POWERS AS AN INDIVIDUAL TO DO ALL THINGS NECESSARY OR CONVENIENT TO CARRY OUT ITS BUSINESS AND AFFAIRS, SUBJECT TO ANY LIMITATIONS OR RESTRICTIONS IMPOSED BY APPLICABLE LAW OR THESE ARTICLES. THE CORPORATION MAY CONDUCT ALL OR ANY PART OF ITS BUSINESS, AND MAY HOLD, PURCHASE, MORTGAGE, LEASE AND CONVEY REAL AND/OR PERSONAL PROPERTY, ANYWHERE IN THE WORLD.

THIRD: The address of the Registered Office of the Corporation is 204 West Spear Street #3779, Carson City, Nevada 89703. The Commercial Registered Agent of the Corporation is to be *Corporate Services of Nevada,* located at 502 North Division Street, Carson City, Nevada 89703.

FOURTH: This corporation is authorized to issue Seventy Five Million (75,000,000) shares of stock at one-tenth of one cent ($.001) par value, in aggregate as follows: Sixty Million (60,000,000) Class A shares with voting rights and Fifteen Million (15,000,000) Class B shares without voting rights. Said shares shall be fully paid and non-assessable upon receipt by the Corporation of apposite consideration. A distribution to shareholders may not be made if after giving it effect the Corporation would not be able to pay its debts as they become due in the usual course of business or the Corporation's total assets would be less than the sum of its total liabilities.

FIFTH: The members of the governing board of this corporation shall be styled, as Directors over the age of eighteen (18) and their number shall be not less than one. The number of directors of the Corporation may be fixed from time to time in accordance with the By-Laws of the Corporation. Directors need not be shareholders of the Corporation. The initial director of this corporation shall be one, and the name and address of the initial director is:

Tomer (Tom) Tamarkin and Charles (Pat) E. Boone
c/o 204 West Spear Street #3779
Carson City, NV. 89703

SIXTH: The period of existence of this corporation shall be perpetual.

SEVENTH: No director, officer or shareholder of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director's or officer's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional fraud, misconduct or a knowing violation of law, (iii) the payment of dividends in violation of NRS 78.300, or (iv) for any transaction from which the director derived any improper personal benefit. If the Nevada Revised Statutes are amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification. If any word, clause, or sentence of the foregoing provisions regarding indemnification shall be held invalid as contrary to law or public policy, it shall be severable and the provisions remaining shall not be otherwise affected. If any court holds any word, clause, or sentence of this paragraph invalid, the court is authorized and empowered to rewrite these provisions to achieve their purpose to the extent possible.

EIGHTH: The Corporation may amend these Articles of Incorporation at any time to add or change a provision that is required or permitted to be in the Articles of Incorporation or to delete a provision not required to be in the Articles of Incorporation. Whether a provision is required or permitted to be in the Articles of Incorporation is determined as of the effective date of the amendment.

NINETH: A "NON-VOTING" SHAREHOLDER OF THE CORPORATION DOES NOT HAVE A VESTED PROPERTY RIGHT RESULTING FROM ANY PROVISION IN THESE ARTICLES OF INCORPORATION, OR AUTHORIZED TO BE IN THE BY-LAWS BY NEVADA REVISED STATUTES OR THE ARTICLES OF INCORPORATION INCLUDING PROVISIONS RELATING TO MANAGEMENT, CONTROL, CAPITAL STRUCTURE, DIVIDEND ENTITLEMENT, OR PURPOSE OR DURATION OF THE CORPORATION.

THE UNDERSIGNED HAVING BEEN DULY AUTHORIZED THROUGH A RESOLUTION APPROVING THESE AMENDED AND RESTATED ARTICLES OF INCORPORATION, AS ADOPTED BY THE BOARD OF DIRECTORS AND APPROVED BY THE SHAREHOLDERS OF ENERGYCITE INC., A NEVADA CORPORATION IN THEIR ENTIRETY ON 10 OCTOBER 2018, FILES AND RECORDS THIS CERTIFICATE TO BE EFFECTIVE UPON FILING WITH THE SECRETARY OF THE STATE OF NEVADA, PURSUANT TO NRS 78.403, AND DOES CERTIFY THAT THE FACTS HEREIN STATED ARE TRUE AND I HAVE ACCORDINGLY HEREUNTO SET MY HAND AND SEAL THIS DAY:

DON HARMER

STATE OF NEVADA }
: SS.
CARSON CITY }

ON THIS 10TH DAY OF OCTOBER, 2018 PERSONALLY APPEARED BEFORE ME J. CHRISSI BARNETT, A NOTARY PUBLIC, DON HARMER, WHO ACKNOWLEDGED THAT HE EXECUTED THE ABOVE INSTRUMENT.



J. Chrissi Barnett
NOTARY PUBLIC
STATE OF NEVADA
APT No. 12-[illegible]-3
MY APPT EXPIRES JULY 3, 2021



NOTARY PUBLIC